

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 25, 2008

M. David Kamrat
Chairman and Chief Executive Officer
New World Brands, Inc.
340 West Fifth Avenue
Eugene, Oregon 97401

  Re: **New World Brands, Inc.**
    Preliminary Information Statement on Schedule 14C
    Filed August 22, 2008
    File No. 033-91432

Dear Mr. Kamrat:

  We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

        Sincerely,

        /s/ Kathleen Krebs

        Larry Spirgel
        Assistant Director

cc: by facsimile to (541) 345-2034
   Ian T. Richardson, Esq.
   (Gleaves Swearingen Potter & Scott LLP)